Mail Stop 4561

March 19, 2008

Robert P. Bilotti
Grand River Commerce, Inc.
4471 Wilson Ave., SW
Grandville, Michigan 49418

Re: Grand River Commerce, Inc.
    Form SB-2, amendment number 2, filed February 29, 2008
    File Number 333-147456

Dear Mr. Bilotti:

        We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   As previously requested by our prior comment number 1, please revise the filing to reflect the maximum adjusted offering level. You will need to do this at essentially any instance where you currently provide information based on the maximum offering level. Note, for example, but do not limit yourself to, the cover proceeds box, as well as use of proceeds and percentage ownership discussion throughout the filing.

2.   As previously requested, please disclose on the cover whether the different types of warrants will be transferable.

3.   Please disclose on the cover that in addition to the 307,500 shares to be purchased by organizers, officers and directors, the company will exchange offering shares for the organizers' advances. Include the number of shares to be exchanged. Note also at the bottom of page 3.

Why We Are Organizing a New Bank, page 2

4.   At the fifth paragraph, please revise to disclose the period end, such as December 31, for the 2006 and 2007 information. Disclose any material trends or circumstances to the latest extent feasible, particularly given current problems in the banking industry.

5.   Under appropriate subheading in the summary, please provide an overview of recent problems and events in the banking industry. We note your related, third risk factor on page 10 which does not recognize the situation.

Use of Proceeds, page 19

6.   Please further revise the use of proceeds information so that it uses consistent terms and can be reconciled. We note, for example, that the line item "Repayment of organization and pre-opening expenses" does not seem to reconcile with the "Line of Credit" section on page 19. That section also warrants an expanded heading to reflect the organizer advances.

Capitalization, page 21

7.   Please explain to us the reasons why the accumulated deficit decreases from $(1,193,960) as of December 31, 2007 to $(1,101,100) subsequent to the offering.

Dilution, page 21

8.   We have reviewed your response to comment 30 of our letter dated January 24, 2008. Please explain to us why your pro forma net tangible book value calculation does not include your net tangible book value before the offering of $(1,193,960). This is a necessary component of pro forma net tangible book value. Also, please explain to us your justification for including estimated pre-opening expenses in your pro forma net tangible book value as the only expenses that should be deducted from gross proceeds should be offering expenses.

Security Ownership of Management and Organizers, page 44

9.   In addition to presenting the percentage ownership levels at the maximum adjusted offering level, as previously requested, please revise to give each persons percentage ownership assuming the exercise of the referenced options.

Related Party Transactions, page 46

10.   As requested in our prior letter, please revise the third line of the first bullet to read "with persons not related to the lender" rather than "unrelated parties."

Financial Statements

Statement of Operations, page F-3

11.   We note your revisions with respect to comment 43 of our letter dated January 24, 2008. Please continue your revisions to include statements of operations and cash flows for the period from inception to December 31, 2006, in accordance with paragraphs 11b) and 11c) of SFAS 7. In addition, please provide a revised audit opinion that covers the amended financial statements.

* * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Direct any questions on accounting matters to Babette Cooper at 202-551-3447, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3418.

Sincerely,

Todd Schiffman
Assistant Director

By fax: Peter G. Weinstock
Fax number 214-740-7182